UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of May, 2025

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

(Name of Registrant)

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Comprehensive Logistics Service Agreement

On May 1, 2025, NCEW Investment Consultancy Company Limited (“NCEW Investment”), a wholly owned subsidiary of NEW CENTURY LOGISTICS (BVI) LIMITED (the “Registrant”) entered into a the Comprehensive Logistics Service Agreement (the “Agreement”) with JD Logistics UK (“JDL UK”) for establishing a strategic cooperative relationship. NCEW Investment and JDL UK will carry out in-depth cooperation around cross-border logistics services, and jointly promote the efficient coordination and innovative development of global supply chain. Pursuant to the Agreement, JDL UK will provide the following core services to NCEW Investment: (i) B2C cross-border direct mail logistics, (ii) B2C cross-border bonded logistics, and (iii) B2B cross-border freight forwarder. Furthermore, the two parties will leverage digital systems to achieve full-process visual management of orders, and respond to market fluctuations through dynamic cost adjustment mechanisms to ensure service stability.

Issuance of Press Release

On May 21, 2025, the Registrant is issuing a press release announcing NCEW Investment’s entry into the Agreement and describing the principal terms and conditions set forth in the Agreement.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Registrant dated May 21, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2025	New Century Logistics (BVI) Limited

	By:	/s/ Ching Shun Ngan
Ching Shun Ngan
Chief Executive Officer